As of November 2, 2011, we are in contact with organizations representing 12.3 million covered lives.  We consider the process to have moved to a second stage when we are asked to perform data analysis for the prospect organization.  We are currently in the data analysis phase or further with organizations representing 4.4 million covered lives.  As noted in more detail below, the fact that we have moved into the second phase or beyond with a prospect organization provides no assurance that we will ultimately enter into a contract with such prospect.  Even if contracts are entered into with such organizations, there is no assurance that a substantial number, or even a significant number, of their covered lives would enroll in our programs  The sales cycle with respect to the execution of such contracts is a fairly long one and organizations may decide to not move forward at any time and we may remove an organization from the pipeline if we feel that we are not making continued significant progress towards a contract or that our limited sales resources are better employed on other prospects.  Even if we advance to what we may consider to be the final stages, including contract negotiations, things may happen to prevent the execution of such contracts.

We currently have contracts with organizations covering approximately 520,000 lives.  We estimate that in order for us to break even on a cash flow basis, we will need to have contracts with organizations covering approximately 1,500,000 lives.  Based on projected enrollment rates this would be expected to result in having approximately 1,500 enrollees at full projected enrollment which is expected no less than a year after enrollment commences.  This assumption is based on our generating our current standard pricing of $8,500 in annual fees per enrollee in the form of monthly fees or combination of fees and share of savings, which is consistent with current contracted arrangements.  Our assumptions on costs are based largely on our historical costs to date.  However, due to the limited amount of history that we have had with enrollees (less than a full year) it is uncertain whether our experience to date will necessarily be predictive of the actual costs in the future.  Accordingly, any reduction in fees, the inability to generate incentive fees based on reducing members’ overall costs, or increase in the cost of services could adversely impact these break-even projections.  In addition, should our overhead unrelated to the cost of servicing enrollees increase, our break-even point would also be adversely impacted.  For example, an increase in our marketing and promotional budget in an effort to accelerate the contract enrollment process or higher than expected costs to build our provider networks and such similar expenses could adversely impact the break-even projections.  There is no assurance that we will ever generate enough fees to generate a positive cash flow.  See “Risks related to our business” for more information.